Exhibit 12

Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Twelve Months Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands)	2017	2017	2016	2015	2014	2013	2012
Net Income	$20,759	$145,899	$124,438	$127,794	$102,338	$101,342	$65,470
Add:
Income Tax Expense	9,692	71,215	59,376	71,719	57,911	47,986	39,109
Interest Expense, Net (1)	15,785	63,969	64,192	63,555	68,555	80,793	91,295
Estimated Interest Portion of Rental Expense (2)	425	1,714	1,707	1,711	1,691	842	611
Total Earnings before Taxes and Fixed Charges	$46,661	$282,797	$249,713	$264,779	$230,495	$230,963	$196,485
Fixed Charges:
Interest Expense (before deducting capitalized interest) (3)	$16,769	$66,199	$65,902	$69,179	$88,340	$85,591	$93,077
Estimated Interest Portion of Rental Expense (2)	425	1,714	1,707	1,711	1,691	842	611
Total Fixed Charges	$17,194	$67,913	$67,609	$70,890	$90,031	$86,433	$93,688
Ratio of Earnings to Fixed Charges	2.71	4.16	3.69	3.74	2.56	2.67	2.10

(1)	Interest on uncertain tax positions is included in Interest Expense.

(2)	The Estimated Interest Portion of Rental Expense is calculated by using our estimated incremental borrowing rate times the present value of projected operating lease payments.

(3)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.